

FBR Fall Investor Conference
November 27, 2012

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2011 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, that the businesses of WesBanco and Fidelity may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, Financial Institution Regulatory Authority, Municipal Securities Rulemaking Board, Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

WesBanco
By all accounts, better.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger of WesBanco, Inc. and Fidelity Bancorp, Inc., WesBanco filed a registration statement on Form S-4 with the SEC on September 14, 2012. The registration statement included a proxy statement/prospectus and other relevant documents filed with the SEC in connection with the merger. The registration statement may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://nasdaq.com and from either WesBanco's or Fidelity's website at http://www.wesbanco.com or http://www.fidelitybancorp-pa.com, respectively.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

WesBanco and Fidelity and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Fidelity in connection with the proposed merger. Information about the directors and executive officers of Fidelity is included in the proxy statement/prospectus filed with the SEC as part of the registration statement and may be found in the proxy statement for Fidelity's annual meeting of shareholders filed with the SEC on January 11, 2012. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of Fidelity shareholders in connection with the proposed merger is included in the proxy statement/prospectus filed with the SEC as part of the registration statement. You can find information about WesBanco's directors and executive officers in the proxy statement for WesBanco's annual meeting of shareholders filed with the SEC on March 14, 2012. You can obtain free copies of these documents from the SEC, WesBanco or Fidelity using the website information above.

3

WesBanco* at a Glance
(including Fidelity)

- ❖ **Headquarters in Wheeling, West Virginia**

- ❖ **Assets: $6.2 billion**

- ❖ **Founded in 1870**

- ❖ **33 banks/24 companies acquired in 25 years**

- ❖ **Banking operations in West Virginia, Ohio and Western Pennsylvania**

  - ❖ **119 banking offices + Pittsburgh Business Loan Office**

  - ❖ **134 ATM's**

- ❖ **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

* Traded as WSBC on NASDAQ.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	40*	40
Paul Limbert	President & CEO	35	35
Robert Young, CPA	EVP & CFO	26	11
Peter Jaworski	EVP & Chief Credit Officer	28	17
Jerome Schmitt, CFA	EVP – Trust & Bank Investments	40	40
Bernard Twigg	EVP – Commercial Loans	28	9

* As legal counsel to WesBanco.

Recent Accomplishments

- ❖ Increased dividends to shareholders 4 times in last 8 quarters totaling 28.6%.
- ❖ Continued growth in earnings and improved credit quality.
- ❖ Continued control of expenses.
- ❖ Continued growth in deposits and strong loan origination focus.
- ❖ Formed a private banking team to coordinate delivery of special service products.
- ❖ Signed acquisition agreement with Fidelity Bancorp.

WesBanco
By all accounts, better.

Fidelity Transaction Summary

- ❖ Natural expansion opportunity into largest deposit market in close proximity to WSBC headquarters.

- ❖ Builds on WSBC's existing commercial/retail presence in Pittsburgh market.

- ❖ Provides high quality branch network with no overlap to existing WSBC branches.

- ❖ Attractive financial results.

- ❖ Deployment of excess capital to enhance earnings while remaining significantly well-capitalized.

WesBanco
By all accounts, better.

An Expanding Franchise in Contiguous Markets: 119 banking offices



● WesBanco   ○ Fidelity Bancorp

WesBanco
By all accounts, better.

Growth in Pittsburgh Market

❖ **With Fidelity we will have 15 offices and a loan production office in Western PA.**

❖ **Build upon community bank reputation of Fidelity.**

❖ **Separate market with a market president.**

❖ **Expect to grow to $1 billion in loans in next few years.**

❖ **Need to hire additional staffing**

 ❖ **Loan officers**

 ❖ **Treasury management**

 ❖ **Trust – wealth management**

 ❖ **Insurance**

❖ **Expect to expand branch network in future years.**

WesBanco
By all accounts, better.

Proven Acquisition Track Record

- ❖ History of successful consolidations.
- ❖ WesBanco is focused on targeted M & A opportunities in its higher growth metro markets within our market areas.
- ❖ Management, technology/ back office and capital/ liquidity strength to compete for deals of interest.
- ❖ Current stock valuation provides for upside potential for acquired bank's shareholders.

WesBanco
By all accounts, better.

Opportunities for Organic Growth

- Marcellus/Utica Shale Opportunity
  - Land owners are finding new wealth.
    - Large cash payments for drilling rights.
    - Land owners need financial advice.
  - Our products in the retail bank provide short-term solutions.
  - Our products in the wealth management function provide longer term solutions.
  - Private banking combines all products and provides opportunities for financial advice.



Ethane Infrastructure in the Marcellus and Utica Shales
Existing and proposed
Mariner West
Existing Sunoco Pipeline
to Michigan and Canada
PA
OH
New MarkWest Pipeline
Proposed Mariner East
Harrison County (Chesapeake)
Harrison County (MarkWest)
Houston (MarkWest)
Existing Sunoco Pipeline
Enterprise Products Partners
ATEX Express Pipeline
to Indiana and Gulf of Mexico
Ft. Wetzel (Caiman)
Majorsville, W.Va. (MarkWest)
Ft. Beeler (Caiman)
Natrium, W.Va. (Dominion)
Hastings (Dominion)
MD
VA
Siloam, Ky. (MarkWest)
WV
KY
Kenova, W.Va. (MarkWest)
Fractionator
Marcellus shale area
Estimated rich "wet" gas area
Utica shale area
Wet Utica shale area
Source: The State Journal research

WesBanco
By all accounts, better.

Wealth Management Services

- ❖ $3.2B of assets under management/custody.

- ❖ Over 5,000 trust relationships.

- ❖ Combined Trust and Brokerage under one management team.

- ❖ 10 locations in WV & OH

- ❖ Improving performance as asset values have grown.

- ❖ Product capabilities:
  - ➢ Trust
  - ➢ Investment management
  - ➢ WesMark Funds
  - ➢ Estate planning
  - ➢ Financial planning
  - ➢ Brokerage sales
  - ➢ Retirement planning



* Fees and Brokerage revenue are based on annualized 9/30/12.

WesBanco
By all accounts, better.

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	Nine Months Ended September 2012	Nine Months Ended September 2011	% Change
Net Income	$36,894	$33,172	11.22%
Diluted Earnings Per Share	$ 1.38	$ 1.25	10.40%
Provision for Credit Losses	$16,602	$25,680	(35.35%)
Return on Average Assets	0.89%	0.82%	8.54%
Return on Average Tangible Equity*	13.87%	13.68%	1.39%
Net Interest Margin (FTE)	3.53%	3.69%	(4.34%)
Efficiency Ratio	60.38%	59.40%	1.65%

*See non-GAAP measures for additional information relating to the calculation of this item.

13

WesBanco
By all accounts, better.

Summary – Capital Ratios %



*See non-GAAP measures for additional information relating to the calculation of this item.

14

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



Securities Portfolio – Quality & Liquidity

Securities = $1.55 B
~27.8% of total assets



US Govt. Agencies 5.6%

Agency Mortgage-Backed & CMOs, 56.8%

Municipals, 35.2%

Equities & Others, 2.4%

- ❖ **Average tax-equivalent portfolio yield of 3.26% at 9/30/12.**
- ❖ **WAL approx. 3.8 years; modified duration 3.2%.**
- ❖ **Over 50% unpledged.**
- ❖ **No significant private label RMBS, equities or corporate/ABS securities.**
- ❖ **Net unrealized AFS securities gains of $20.6 million at 9/30/12: total portfolio gain of $60.3 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
9/30/12

Total Portfolio Loans = $3.37 B

Comm. Real Estate = $1.72 B



Comm. & Ind., 13.3%

LHFS, 0.4%

Consumer, 7.4%

HELOC, 7.6%

Res. Real Estate, 20.3%

Comm. Real Estate, 51.0%





Const & Dev. 10%

Investor-owned 59%

Owner-occupied 31%

WesBanco
By all accounts, better.

Non Performing Assets & Criticized/Classified Loans as a Percentage of Total Loans



Allowance for Loan Losses & Non Performing Loans as a Percentage of Total Loans



19

Diversified Operating Non-interest Income*



Legend:
- Other Inc.
- Securities brokerage
- Service charges & Fees
- Insurance
- Trust

($MM)

- $57.5 (2008)
- $59.3 (2009)
- $60.4 (2010)
- $60.2 (2011)
- $62.4 (2012 Annualized)

❖ Non-interest income contributed 28% of 2012 3Q net revenue.

❖ Non-bank offerings (trust, insurance, securities) contributed $6.1 million to 3Q 2012 revenue.

❖ Electronic banking income increased $0.2 million or 6% in 3Q'12 compared to 3Q'11.

❖ Service charges on deposits have slowed their rate of decline after the 2010 implementation of the new overdraft regulations. Increased income in electronic banking has helped to offset these declines.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

20

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Sept. 30, 2012	Jun. 30, 2012
Up 1% Rate Shock	+0.9%	+0.6%
Up 2% Rate Shock	+0.9%	+0.3%
Up 2% Rate Ramp	+1.1%	+0.6%
Down 1% Rate Shock	-3.7%	-3.9%
EVE Up 2% Rate Ramp	+18.3%	+10.3%
EVE Down 1% Rate Ramp	+11.5%	+9.5%

EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Investment Rationale

❖ **Strong regulatory capital.**

❖ **Proven acquisition-oriented growth strategy.**

❖ **Liquidity to provide for additional lending capacity.**

❖ **Asset quality compares favorably with regional and national peers.**

❖ **Diversity of earnings stream.**

WesBanco
By all accounts, better.

Appendix: Loan Totals by Market   ($ millions)

September 30, 2012	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 463	$ 410	$ 873	26%
North Central WV	260	207	467	14%
Parkersburg	200	85	285	9%
Kanawha Valley	60	55	115	3%
Western PA	165	12	177	5%
Total East Markets	**$ 1,148**	**$ 769**	**$ 1,917**	**57%**
Central Ohio	589	162	751	22%
Southwest Ohio	277	136	413	13%
Southeast Ohio	151	121	272	8%
Total West Markets	**$ 1,017**	**$ 419**	**$ 1,436**	**43%**
Total Bank	**$ 2,165**	**$ 1,188**	**$ 3,353**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market   ($ thousands)

September 30, 2012	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 837	$ 4,626	$ 1,693	$ 254	$7,410	11%
North Central WV	415	1,668	1,374	122	3,579	5%
Parkersburg	254	2,124	1,223	482	4,083	6%
Kanawha Valley	14	624	N/A	265	903	2%
Western PA	166	645	238	50	1,099	2%
Total East Markets	**$ 1,686**	**$ 9,687**	**$ 4,528**	**$ 1,173**	**$17,074**	**26%**
Central Ohio	697	10,788	12,031	1,609	25,125	38%
Southwest Ohio	651	10,928	7,551	877	20,007	30%
Southeast Ohio	526	2,887	748	100	4,261	6%
Total West Markets	**$ 1,874**	**$ 24,603**	**$ 20,330**	**$ 2,586**	**$49,393**	**74%**
Total Bank	**$ 3,560**	**$ 34,290**	**$ 24,858**	**$ 3,759**	**$66,467**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Tangible equity to tangible assets

($ in thousands)	3Q'11	4Q'11	1Q'12	2Q'12	3Q'12
Total shareholder's equity	$ 634,402	$ 633,790	$ 642,001	$ 649,112	$ 659,322
Less: goodwill & other intangible assets	(283,737)	(283,150)	(282,612)	(282,088)	(281,570)
Tangible equity	$ 350,665	$ 350,640	$ 359,389	$ 367,024	$ 377,752
Total assets	$5,502,158	$5,536,030	$5,600,643	$5,525,405	$5,576,959
Less: goodwill & other intangible assets	(283,737)	(283,150)	(282,612)	(282,088)	(281,570)
Tangible assets	$5,218,421	$5,252,880	$5,318,031	$5,243,317	$5,295,389
Tangible equity to tangible assets	6.72%	6.68%	6.76%	7.00%	7.13%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Operating non-interest income

($ in thousands)

	2008	2009	2010	2011	2012*
Non-interest Income	$ 57,346	$ 64,589	$ 59,599	$ 59,888	$ 63,501
Less: Net Securities gains	1,556	6,046	3,362	963	1,257
Less: net gains/losses on other real estate owned and other assets	(1,715)	(747)	(4,128)	(1,290)	(191)
Net operating non-interest income	$ 57,505	$ 59,290	$ 60,365	$ 60,215	$ 62,435

* Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Return on Average Tangible Equity

($ in thousands)

	9/30/11 YTD	9/30/12 YTD
Net income (annualized)	$ 44,351	$ 49,282
Plus: amortization of intangibles (annualized)	1,583	1,372
Net income before amortization of intangibles (annualized)	$ 45,934	$ 50,654
Average total shareholders' equity	$ 620,479	$ 647,649
Less: average goodwill & other intangibles	(284,607)	(282,334)
Average tangible equity	$ 335,872	$ 365,315
Return on average tangible equity	13.68%	13.87%

WesBanco
By all accounts, better.

